                        STATE STREET BOSTON CORPORATION

                        923,072 SHARES OF COMMON STOCK
                          (PAR VALUE $1.00 PER SHARE)

  The Common Stock of State Street Boston Corporation, a Massachusetts corporation ("State Street"), par value $1.00 per share (the "Common Stock"), offered hereby is held by the Selling Stockholders, as defined in this Prospectus, who may from time to time offer for sale shares of the Common Stock. See "Selling Stockholders." State Street will not receive any proceeds from the sale by Selling Stockholders of the Common Stock.

  The Selling Stockholders have advised State Street that they propose to offer the Common Stock offered hereby for sale, from time to time, to purchasers directly, or through brokers in brokerage transactions on the New York Stock Exchange, or to underwriters or dealers in negotiated transactions or in a combination of such methods of sale, at fixed prices which may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. Brokers, dealers and underwriters that participate in the distribution of the Common Stock offered hereby may be deemed to be underwriters under the Securities Act of 1933 as amended, and together with the rules and regulations thereunder (the "Securities Act"), and any discounts or commissions received by them from the Selling Stockholders and any profit on the resale of the Common Stock offered hereby by them may be deemed to be underwriting discounts and commissions under the Securities Act. The Selling Stockholders may be deemed to be underwriters under the Securities Act. The Selling Stockholders will pay all applicable stock transfer taxes, brokerage commissions, underwriting discounts or commissions and any fees and disbursements of more than one counsel to the Selling Stockholders, but State Street will bear all other expenses in connection with the offering made hereunder. State Street has agreed to indemnify the Selling Stockholders and underwriters of the Selling Stockholders against certain liabilities, including certain liabilities under the Securities Act, in connection with the registration and the offering and sale of the Common Stock offered hereby. See "Plan of Distribution."

  The Common Stock is listed on the New York Stock Exchange (the "NYSE") under the symbol "STT". The last reported sale price of the Common Stock on the NYSE Composite Tape on December 6, 1996 was $65.00 per share.

  If necessary, certain information relating to the Selling Stockholders, the terms of each sale of Common Stock offered hereby, including the public offering price, the names of any underwriters or agents, the compensation, if any, of such underwriters or agents and the other terms in connection with the sale of the Common Stock, in respect of which this Prospectus is delivered will be set forth in an accompanying Prospectus Supplement (the "Prospectus Supplement").

 THESE  SECURITIES HAVE NOT  BEEN APPROVED OR  DISAPPROVED BY THE  SECURITIES
   AND EXCHANGE COMMISSION  OR ANY STATE SECURITIES COMMISSION  NOR HAS THE
     SECURITIES  AND   EXCHANGE  COMMISSION   OR  ANY   STATE  SECURITIES
       COMMISSION  PASSED  UPON  THE   ACCURACY  OR  ADEQUACY  OF  THIS
        PROSPECTUS.  ANY REPRESENTATION TO THE CONTRARY IS  A CRIMINAL
          OFFENSE.

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               THE DATE OF THIS PROSPECTUS IS DECEMBER 6, 1996.

                      STATEMENT OF AVAILABLE INFORMATION

  State Street is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements, and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information can be inspected and copied at the public reference facilities of the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549; and at the Commission's regional offices at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 7 World Trade Center, 13th Floor, New York, New York 10048. Copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The shares of State Street's Common Stock including the associated preferred share purchase rights under the Rights Agreement, dated as of September 15, 1988, as amended, are listed on the NYSE. Reports, proxy statements and other information concerning State Street can also be inspected at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

  State Street has filed with the Commission a Registration Statement under the Securities Act with respect to the Common Stock to which this Prospectus relates. This Prospectus does not contain all the information set forth in the Registration Statement, certain portions of which have been omitted as permitted by the rules and regulations of the Commission. For further information with respect to State Street and the Common Stock, reference is made to the Registration Statement, including the exhibits thereto. The Registration Statement may be inspected by anyone without charge at the principal office of the Commission in Washington, D.C., and copies of all or part of it may be obtained from the Commission upon payment of the prescribed fees. The Commission also maintains a Web site that contains reports, proxy and information statements and other information regarding registrants which the public may access at http://www.sec.gov.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  The following documents heretofore filed with the Commission by State Street are incorporated in this Prospectus by reference and made a part hereof:

    (1) State Street's Annual Report on Form 10-K for the year ended December 31, 1995, filed with the Commission on March 27, 1996, including portions of State Street's Annual Report to Stockholders for the year ended December 31, 1995, and definitive proxy statement dated March 12, 1996.

    (2) State Street's Quarterly Reports on Form 10-Q for the quarter ended March 31, 1996, filed with the Commission on May 14, 1996, the quarter ended June 30, 1996, filed with the Commission on August 13, 1996, and the quarter ended September 30, 1996, filed with the Commission on November 14, 1996.

    (3) The description of State Street's Common Stock included in State Street's effective registration statement report on Form 8-A, as filed with the Commission on January 18, 1995.

  Each document or report subsequently filed by State Street with the Commission pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date hereof and prior to the termination of the offering of the Common Stock shall be deemed to be incorporated by reference into this Prospectus and to be a part of this Prospectus from the date of filing of such document. Any statement contained herein, or in a document all or a portion of which is incorporated or deemed to be incorporated by reference herein, shall be deemed to be modified or superseded for purposes of the Registration Statement and this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of the Registration Statement or this Prospectus.

  State Street will provide without charge to any person to whom this Prospectus is delivered, on the written or oral request of such person, a copy of any or all of the foregoing documents incorporated by reference, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference into such documents). Written requests should be directed to:
Marketing Services, State Street Boston Corporation, 225 Franklin Street, Boston, Massachusetts 02110. Telephone requests may be directed to State Street at (617) 654-3383.

                        STATE STREET BOSTON CORPORATION

  State Street Boston Corporation ("State Street") is a bank holding company organized under the laws of The Commonwealth of Massachusetts.

  State Street was organized in 1970 and conducts its business principally through its subsidiary, State Street Bank and Trust Company ("State Street Bank"), which traces its beginnings to the founding of the Union Bank in 1792. The charter under which State Street Bank now operates was authorized by a special act of the Massachusetts Legislature in 1891, and its present name was adopted in 1960.

  State Street is the fourth largest provider of trust services in the United States as ranked on the basis of 1995 fiduciary compensation. State Street had more than $2.3 trillion of assets under custody, $283 billion of bonds under trusteeship, and $226 billion of assets under management at year-end 1995. Ranked on the basis of total assets as of September 1996, State Street is the 29th largest bank holding company in the United States. State Street's total assets were $25.8 billion at December 31, 1995, of which $18.6 billion, or 72%, were investment securities and money market assets and $3.9 billion, or 15%, were loans.

  Services are provided from offices in the United States, as well as from offices in Canada, Grand Cayman, Netherland Antilles, the United Kingdom, France, Belgium, Luxembourg, Denmark, Germany, United Arab Emirates, Hong Kong, Taiwan, Japan, Australia, and New Zealand. State Street's executive offices are located at 225 Franklin Street, Boston, Massachusetts 02110 (telephone (617) 786-3000). For information as to foreign activities, refer to Note T to the Notes to Financial Statements which appear in State Street's 1995 Annual Report to Stockholders. Such information is incorporated by reference.

                              RECENT DEVELOPMENTS

  On November 19, 1996, State Street completed its acquisition of Princeton Financial Systems, Inc. ("PFS"), a provider of services and client/server software products to the insurance and investment management industry. Pursuant to the terms of an Agreement and Plan of Merger ("Merger Agreement"), dated as of October 17, 1996, by and among State Street, a wholly-owned subsidiary of State Street, PFS and the Selling Stockholders, such subsidiary merged with and into PFS (the "Merger"). In connection with the Merger, the Selling Stockholders received cash and an aggregate of 923,072 shares of Common Stock. In addition, each outstanding option to purchase PFS common stock granted under PFS option plans was assumed by State Street. A portion of the cash and 124,950 shares of Common Stock are subject to an escrow arrangement for an eighteen month period following the date of the Merger for the satisfaction of certain obligations of the Selling Stockholders to State Street. Shares subject to this escrow arrangement will only be available for sale if and when they are released to the Selling Stockholders. In accordance with the terms of a registration rights agreement entered into in connection with the Merger, State Street agreed to register the total number of shares of Common Stock issued to the Selling Stockholders in the Merger.

                           HOLDING COMPANY DIVIDENDS

  As a bank holding company, State Street is a legal entity separate and distinct from State Street Bank (and its other non-bank subsidiaries). State Street's principal source of funds is dividends from State Street Bank. The right of State Street to participate as a stockholder in any distribution of assets of a subsidiary upon its liquidation or reorganization or otherwise is subject to the prior claims by creditors of the subsidiary, including obligations for federal funds purchased and securities sold under repurchase agreements, as well as deposit liabilities. Payment of dividends by State Street Bank is subject to provisions of the Massachusetts banking law which provide that dividends may be paid out of net profits provided (i) capital stock and surplus remain unimpaired, (ii) dividend and retirement fund requirements of any preferred stock have been met, (iii) surplus equals or exceeds capital stock, and (iv) there are deducted from net profits any losses and bad debts, as defined, in excess of reserves specifically established therefor. Under the Federal Reserve Act, the approval of the Board of Governors of the Federal Reserve System would be required if dividends declared by State Street Bank in any year would exceed the total of its net profits for that year combined with retained net profits for the preceding two years, less any required transfers to surplus. Under applicable federal and state law restrictions, at December 31, 1995 State Street Bank could have declared and paid dividends of $426,266,000 without regulatory approval. Future dividend payments of State Street Bank cannot be determined at this time.

                  ECONOMIC CONDITIONS AND GOVERNMENT POLICIES

  Economic policies of the government and its agencies influence the operating environment of State Street. Monetary policy conducted by the Federal Reserve Board directly affects the level of interest rates and overall credit conditions of the economy. Policy instruments utilized by the Federal Reserve Board include open market operations in U.S. Government securities, changes in reserve requirements for depository institutions, and changes in the discount rate and availability of borrowing from the Federal Reserve.

                                USE OF PROCEEDS

  The sale of the Common Stock offered hereby is for the account of the Selling Stockholders. Accordingly, State Street will not receive any of the proceeds from the sale by the Selling Stockholders of the Common Stock.

                         DESCRIPTION OF CAPITAL STOCK

  State Street's authorized capital stock consists of 112,000,000 shares of Common Stock, $1.00 par value per share and 3,500,000 shares of Preferred Stock. As of October 31, 1996, 80,268,000 shares of Common Stock were issued and outstanding and each such share is fully paid and non-assessable. There are 2,424,000 shares of Common Stock being held in treasury. There are no shares of Preferred Stock outstanding.

COMMON STOCK

  Each share of Common Stock is entitled to one vote on all matters voted upon by the stockholders. Subject to the rights of any Preferred Stock that might hereafter be issued, holders of Common Stock are entitled to receive dividends when and if declared by the Board of Directors of State Street from funds legally available therefor. The principal source of funds for payment of dividends by State Street is dividends paid by State Street Bank. See "Holding Company Dividends." In any liquidation, dissolution or winding up of State Street, holders of Common Stock are entitled to share ratably in State Street's assets remaining after payment of creditors subject to the rights of any Preferred Stock that might hereafter be issued. Other than preferred stock purchase rights (the "Rights"), discussed below, Holders of Common Stock have no preemptive or other subscription rights, and there are no conversion, redemption or sinking fund provisions for the Common Stock. State Street Bank is the Transfer Agent and Registrar for the Common Stock of State Street.

PREFERRED STOCK

  The Board of Directors of State Street is authorized, without shareholder action, to issue Preferred Stock in series and to fix the relative powers, preferences and rights appertaining thereto, including dividend rates, voting rights, conversion rights, liquidation preferences and redemption, retirement or sinking fund provisions.

STOCKHOLDERS' RIGHTS AGREEMENT

  In 1988, State Street declared a dividend of one preferred share purchase right for each outstanding share of Common Stock. Under certain conditions, a right may be exercised to purchase one two-hundredths share of a series of participating preferred stock at an exercise price of $75, subject to adjustment. The rights become exercisable if a party acquires or obtains the right to acquire 20% or more of State Street's Common Stock or after commencement or public announcement of an offer for 20% or more of State Street's Common Stock. When exercisable, under certain conditions, each right also entitles the holder thereof to purchase shares of Common Stock, of either State Street or of the acquiror, having a market value of two times the then current exercise price of that right.

  The rights expire in 1998 and may be redeemed at a price of $.005 per right at any time prior to expiration or the acquisition of 20% of State Street's Common Stock. Also, under certain circumstances, the rights may be redeemed after they become exercisable and may be subject to automatic redemption.

                             SELLING STOCKHOLDERS

  The Common Stock offered by this Prospectus was initially issued to the Selling Stockholders pursuant to the Merger Agreement. See "Recent Developments." None of the Selling Stockholders has held any position, office or other material relationship with State Street or any of its predecessors or affiliates within the past three years except as a result of the Merger Agreement. Immediately following the closing under the Merger Agreement, the Selling Stockholders beneficially owned, in the aggregate, 936,464 shares of Common Stock. The following table sets forth certain information regarding the beneficial ownership of State Street Common Stock by each Selling Stockholder:

                                              NUMBER OF
                                        SHARES OF COMMON STOCK
                                       BENEFICIALLY OWNED AS OF   SHARES REGISTERED
NAME AND ADDRESS OF BENEFICIAL OWNER*     NOVEMBER 27, 1996     UNDER THIS PROSPECTUS
-------------------------------------  ------------------------ ---------------------
William M. Mayhall..............              305,741(1)              305,741(1)
 c/o Princeton Financial
 Systems, Inc.
 . 600 College Road East
 Princeton, NJ 08540
James V. Mayhall................               36,464(2)               36,464(2)
 c/o Princeton Financial
 Systems, Inc.
 600 College Road East
 Princeton, NJ 08540
Gerald E. Finsen, Jr. ..........              333,450(3)              333,450(3)
 c/o Princeton Financial
 Systems, Inc.
 600 College Road East
 Princeton, NJ 08540
S. Scott Marsh, III.............               13,385(4)                5,339(5)
 c/o Princeton Financial
 Systems, Inc.
 600 College Road East
 Princeton, NJ 08540
Michael R. Bruce................                9,261(6)                3,915(7)
 c/o Princeton Financial
 Systems, Inc.
 600 College Road East
 Princeton, NJ 08540
Edison Venture Fund II, L.P. ...              199,750(8)              199,750(8)
 c/o Edison Ventures
 997 Lenox Drive, #3
 Lawrenceville, NJ 08648
Edison Venture Fund II-PA,                     38,413(9)               38,413(9)
 L.P. ..........................
 c/o Edison Ventures
 997 Lenox Drive, #3
 Lawrenceville, NJ 08648

-------
 * No Selling Stockholder holds more than 1% of the Common Stock of State
   Street.
(1) Includes 41,386 shares subject to escrow. See "Recent Developments."
(2) Includes 4,936 shares subject to escrow. See "Recent Developments."
(3) Includes 45,136 shares subject to escrow. See "Recent Developments."
(4) Includes 723 shares subject to escrow and 5,346 shares issuable pursuant to the exercise of options. See "Recent Developments."
(5) Includes 723 shares subject to escrow. See "Recent Developments."
(6) Includes 530 shares subject to escrow and 5,346 shares issuable pursuant to the exercise of options. See "Recent Developments."
(7) Includes 530 shares subject to escrow. See "Recent Developments."
(8) Includes 27,039 shares subject to escrow. See "Recent Developments."
(9) Includes 5,200 shares subject to escrow. See "Recent Developments."

  The Selling Stockholders or their permitted transferees may, but are not required to, offer pursuant to this Prospectus an amount up to all of the Common Stock held by them. As a result, and because the offering may or may not be an underwritten offering on a firm commitment basis, no estimate can be given as of the date hereof as to the amount of Common Stock to be offered for sale by Selling Stockholders or their permitted transferees or as to the amount of Common Stock that will be held by Selling Stockholders or their permitted transferees upon termination of such offering. See "Plan of Distribution."

                             PLAN OF DISTRIBUTION

  The Selling Stockholders have advised State Street that they propose to offer the Common Stock offered hereby for sale, from time to time, to purchasers directly, or through brokers in brokerage transactions on the NYSE, or to underwriters or dealers in negotiated transactions or in a combination of such methods of sale, at fixed prices which may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The Common Stock offered hereby may be sold by the Selling Stockholders or by donees or transferees from time to time. The Selling Stockholders are not restricted as to the price or prices at which they may sell the Common Stock.

  Brokers, dealers and underwriters that participate in the distribution of the Common Stock offered hereby may be deemed to be underwriters under the Securities Act, and any discounts or commissions received by them from the Selling Stockholders and any profit on the resale of the Common Stock offered hereby may be deemed to be underwriting discounts and commissions under the Securities Act. The Selling Stockholders may be deemed to be underwriters under the Securities Act. Those who act as underwriter, broker, dealer or agent in connection with the sale of the Common Stock offered hereby will be selected by the Selling Stockholders and may have other business relationships with State Street and its subsidiaries or affiliates in the ordinary course of business.

  At any time a particular offer of Common Stock offered hereby is made by the Selling Stockholders, if required, a Prospectus Supplement will be distributed which will set forth the aggregate amounts of Common Stock being offered and the terms of the offering, including the name or names of any underwriters, dealers or agents, any discounts, commissions and other items constituting compensation from the Selling Stockholders and any discounts, commissions or concessions allowed or reallowed or paid to dealers. Such Prospectus Supplement and, if necessary, a post-effective amendment to the Registration Statement of which this Prospectus is a part, will be filed with the Commission to reflect the disclosure of additional information with respect to the distribution of the Common Stock offered hereby.

  The Registration Rights Agreement provides that State Street indemnify the Selling Stockholders against certain liabilities, including liabilities under the Securities Act. The Registration Rights Agreement also provides for the indemnification of State Street by the Selling Stockholders for certain liabilities, including liabilities under the Securities Act. In addition, under the Registration Rights Agreement, State Street's obligation to indemnify extends to those who participate in the distribution of the Common Stock offered hereby as underwriters for the Selling Stockholders. Also pursuant to the Registration Rights Agreement, the Selling Stockholders will pay all applicable stock transfer taxes, brokerage commissions, underwriting discounts or commissions and any fees and disbursements of more than one counsel to the Selling Stockholders, but State Street has agreed to pay substantially all fees and expenses incident to the preparation, filing, amending and supplementing of the Registration Statement of which this Prospectus is a part and any registration statements or qualifying documents filed under any state Blue Sky or securities laws. It is expected that the Registration Statement will remain effective until December 31, 1998, which period may, subject to the occurrence of certain events, be extended or shortened.

                         VALIDITY OF THE COMMON STOCK

  The validity of the Common Stock offered hereby has been passed upon by Ropes & Gray, Boston, Massachusetts. Truman S. Casner, a director of State Street, is a partner of Ropes & Gray. Mr. Casner owns beneficially a total of 6,194 shares of Common Stock. In addition, a total of 600 shares of Common Stock of State Street were owned beneficially by Ropes & Gray attorneys participating in the preparation of the Registration Statement of which this Prospectus is a part.

                                    EXPERTS

  The consolidated financial statements of State Street at December 31, 1995 and 1994, and for each of the three years in the period ended December 31, 1995, incorporated by reference in State Street's Annual Report on Form 10-K for the year ended December 31, 1995, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in auditing and accounting.

  With respect to the unaudited interim consolidated financial information for the three month periods ended March 31, 1996, June 30, 1996, and September 30, 1996, incorporated by reference in this Prospectus, Ernst & Young LLP have reported that they have applied limited procedures in accordance with professional standards for review of such information. However, their separate reports, included in State Street's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1996, June 30, 1996 and September 30, 1996, and incorporated herein by reference, state that they did not audit and do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their reports on such information should be restricted considering the limited nature of review procedures applied. The independent auditors are not subject to the liability provisions of Section 11 of the Securities Act of 1933 (the "Act") for their report on the unaudited interim financial information because those reports are not "reports" or "parts" of the Registration Statement prepared or certified by the auditors within the meaning of Sections 7 and 11 of the Securities Act.

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  NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRE-SENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS OR ANY PROSPECTUS SUPPLEMENT AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS AND ANY PROSPECTUS SUPPLEMENT DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OF-FER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES TO WHICH IT RELATES OR AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DE-LIVERY OF THIS PROSPECTUS OR ANY PROSPECTUS SUPPLEMENT NOR ANY SALE MADE HERE-UNDER OR THEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF STATE STREET SINCE THE DATE HEREOF OR THEREOF OR THAT THE INFORMATION CONTAINED HEREIN OR THEREIN IS COR-RECT AS OF ANY TIME SUBSEQUENT TO THE DATE OF SUCH INFORMATION.

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                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
                                  PROSPECTUS
Statement of Available Information.........................................   2
Incorporation of Certain Documents by Reference............................   2
State Street Boston Corporation............................................   3
Recent Developments........................................................   3
Holding Company Dividends..................................................   4
Economic Conditions and Government Policies................................   4
Use of Proceeds............................................................   4
Description of Capital Stock...............................................   4
Selling Stockholders.......................................................   6
Plan of Distribution.......................................................   7
Validity of the Common Stock...............................................   7
Experts....................................................................   8

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                        STATE STREET BOSTON CORPORATION

                        923,072 SHARES OF COMMON STOCK
                          (PAR VALUE $1.00 PER SHARE)

                               ----------------

                                  PROSPECTUS

                               ----------------

                               DECEMBER 6, 1996

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